SHIN CORPORATION

06012193

March 16, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 053/2006**

  Subject: Resignation of a Director

  Date: March 16, 2006

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 16, 2006

SH 053/2006

March 16, 2006

Subject: Resignation of a Director

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited would like to inform you that Mr. Niwattumrong Boonsongpaisan resigned from the Board of Directors on March 16, 2006.

Summary Translation Letter
To the Stock Exchange of Thailand
March 22, 2006

SH 055/2006

March 22, 2006

Subject: Notification of the Resolutions of the Board of Directors Meeting No. 4/2006

To: The President

The Stock Exchange of Thailand

We would like to inform you that at the Board of Directors' Meeting of Shin Corporation Plc (the "Company") No. 4/2006 held on Wednesday March 22, 2006 at 2 p.m. at the Board Room, 20th floor, Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok, the following resolutions were passed:

1. Acknowledged the Minutes of the Board of Directors Meeting No. 3/2006 held on March 1, 2006.

2. Approved entering into the following management agreement between the Company and Advanced Info Services Plc.

Date of Transaction	For two (2) years from January 1, 2006 to December 31, 2007
Parties Involved	
Employer	Advanced Info Services Plc. (ADVANC)
Contractor	Shin Corporation Plc. (the "Company")
Relationship with Listed Company	Temasek Group is a major shareholder of the Company and indirectly a major shareholder of ADVANC (through Singtel Strategic Investment Pte Ltd., which holds 19.25%).
General Characteristics of the Transaction	ADVANC will employ the Company to provide management services for 2 years as follows: ▪ General management, consisting of advisory services including management and expertise team support. ▪ Financial management, consisting of credit management and currency & interest rate risk management.
Total Value of the Consideration	The management fee is approximately three hundred and sixty (360) million baht and is capped at four hundred (400) million baht for 2 years, excluding the financial management fee, which will be paid when the service has been provided.
Basis Used to Determine the Value	▪ The management fee is based on the standard fee charged by international companies. ▪ The financial management fee is based on current market rates.

The Board of Directors' opinion	The Board of Directors considers that the fees and benefits of this transaction are appropriate. The directors who have a conflict of interests did not attend the meeting or have any voting rights.
Connected Transaction and its Conditions	This transaction is considered to be a connected transaction of listed companies, as prescribed in the *Notification of the Stock Exchange of Thailand (SET), Re: Rules, Procedures and Disclosure of Connected Transactions of Listed Companies* in a category of supporting normal business transactions. The size of the transaction is over 0.03% but less than 3.00% of net tangible assets, thus the Company should gain approval from the Board and report this transaction to the SET.

3. Certified the correctness of the information disclosed in Form 56-1 for the year 2005.

4. Approved the Company's corporate governance policy for the year 2006, which has been amended as appropriate to align it with international best practices.

5. Approved the appointment of Mr. Surin Upatkoon as a new director proposed by the Company's Nomination Committee to replace Mr. Niwattumrong Boonsongpaisan, who resigned on March 16, 2006.

6. Approved the rescheduling of the Annual General Meeting of Shareholders 2006 from:

   "On April 25, 2006 at 10.00 a.m. at the Auditorium Room, 9 th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2006 from April 5, 2006 at 12.00 noon until the Annual General Meeting of Shareholder for 2006 is adjourned and close the register book to determine the right of shareholders to receive the dividends on April 5, 2006 at 12.00 noon."

   To

   "On April 27, 2006 at 1 p.m. at the Auditorium Room, 19th Floor, Shinawatra Tower 1, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2006 from April 7, 2006 at 12.00 noon until the Annual General Meeting of Shareholder for 2006 is adjourned and close the register book to determine the right of shareholders to receive the dividends on April 7, 2006 at 12.00 noon."